

May 31, 2012

Via E-mail
Mr. James Mead
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY 10170

> **Re: SL Green Realty Corp.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File Nos. 1-13199**

Dear Mr. Mead:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed January 31, 2012

1.   We note you discuss several non-GAAP performance measures in your earnings release, including Same-store GAAP NOI, Consolidated property GAAP NOI, unconsolidated joint venture property GAAP NOI, Operating Income and Cash NOI. In future filings, please revise the names of your performance measures to eliminate the word GAAP, as this implies these are not non-GAAP measures. Additionally, we note that none of the aforementioned non-GAAP measures are reconciled to a GAAP measure, and it does not appear you have discussed the reasons each of these measures are useful to investors. Please revise your discussion in future filings to include all required non-GAAP disclosures.

Form 10-K for the year ended December 31, 2011

2.   Please advise us whether management considers net operating income and/or same store net operating income as key performance indicators. We may have further comments.

3. Property Acquisitions, page 86

3.   Please tell us how you determined 180 Maiden Lane is a VIE, and how you determined you were the primary beneficiary.

4.   Please clarify how you acquired a substantial ownership interest in the office condominium at 110 East 42nd Street and how you determined you gained control of the asset. Additionally, it appears your acquisitions of 110 East 42nd Street, 1515 Broadway and 521 Fifty Avenue may all have been business acquisitions achieved in stages. Please provide the required disclosures pursuant to ASC 805-10-50-2g and show us how you calculated any related gains. In addition please reference the appropriate literature as it relates to recording a gain of $498,195.

5.   Tell us why you decided not to provide more disclosure as it relates to the $498,195 purchase price fair value adjustment. We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief